

August 22, 2011

<u>Via E-Mail</u>
Mr. Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-11991**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis
Results of Operations, page 29

1. We note that in your results of operations section you disclose sales for air brake systems & related components and for hydraulic brake systems & related components from new acquired business. In light of the fact that these appear to be your two reportable operating segments as disclosed in Note 21, please revise your MD&A in future filings to discuss and analyze results of operations for each of these operating segments. For example, please discuss and analyze net sales, cost of sales and gross profit separately for each segment.

2. Also, we note that your discussion in the results of operations section includes a table detailing sales from three principal markets: China OEM market; China Aftermarket; and International market. We also note that this table is accompanied by a discussion of the reason for the changes in sales in each of these principal markets. We also note that your press release included in your Form 8-K furnished on May 16, 2011 includes a discussion differentiating the revenues between these three principal markets. In light of the difference between the two operating segments disclosed in Note 21 and the focus in MD&A and your press release on three principal markets, please explain to us how you have evaluated your reportable operating segments under the guidance in ASC 280-10-50. As part of your response, please provide us more information as to how the chief operating decision maker reviews operating results to make decisions about resources to be allocated to the segment and assess its performance. We may have further comment upon review of your response.

Statements of Cash Flows, page 40

3. We note that on your statement of cash flows, the cash flows from operating activities section begins with a line titled "net income." However, the amount of $20,368,823 is not consistent with the net income amount presented on the statement of income, but rather appears to represent net income attributable to stockholders. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should reconcile "net income" (rather than net income attributable to stockholders) to net cash provided by operating activities. Please revise future filings accordingly.

Note 2. Summary of Significant Accounting Policies
J. Land Use Rights, page 45

4. We note your disclosure that you have not yet obtained the land use right certificate however, you have applied to obtain the land use right certificate. In light of this fact, please explain to us why you believe that it is appropriate to record an asset for this land use right as of December 31, 2010 and 2009. As part of your response, please explain to us why you believe that the amount of the asset is recoverable at December 31, 2010. Also, please explain to us the nature of the increase in the amount of the land use asset between December 31, 2009 and December 31, 2010 as disclosed in Note 8.

Note 15. Income Taxes, page 53

5. We note your disclosure that due to the award of the High-Tech Enterprise certificate, your effective income tax rate will be 15% for years 2009 through 2011. However, it appears from your reconciliation of the statutory tax rate to the effective tax rate, that the effective tax rate for 2009 is 12.5%. Please explain to us why the effective tax rate for 2009 is 12.5% rather than 15%.

Note 17. Leases, page 55

6. Please revise future filings to disclose the amount of lease expense recognized in each period for which a statement of income is provided. See ASC 840-20-50-1.

Note 21. Segment Information, page 56

7. We note from your disclosures in MD&A that although the majority of your sales are within China, you do have a significant international market. Please revise the notes to the financial statements in future filings to disclose the amount of revenues from external customers attributed to China and the amount of revenues attributed to all foreign countries in total in which you do business. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. See guidance in ASC 280-10-50-41.

Form 10-Q for the Quarter Ended March 31, 2011

Management's Discussion & Analysis
Liquidity and Capital Resources, page 24

8. We note your disclosure that during the first quarter ended March 31, 2011, after repaying certain short-term loans in the principal amount of $13,306,374, you received aggregate bank loans in the amount of $13,354,478 under your credit facilities. However, the statement of cash flows does not appear to reflect this repayment of loans and subsequent receipt of credit facility proceeds. Please revise future filings to separately present these transactions on a gross basis. See ASC 230-10-45-7 through 9. Also, in light of the fact that Note M appears to indicate that the amounts outstanding as of March 31, 2010 and March 31, 2011 relate to the same loans, please revise future filings to clearly disclose any differences in the nature and terms of the loans between periods.

Note V – Segment Information

9. We note that the amounts of the Company's capital expenditures for the three months ended March 31, 2011 and 2010 as disclosed in Note V of $41,001,499 and $7,367,244, respectively, do not agree to the amounts reflected in the Company's consolidated statements of cash flows for these periods. In future filings please reconcile and revise such disclosures. Refer to the guidance in ASC 280-10-50-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief